1041989
1-14666

02024814

3-27-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATED March 27, 2002

ISPAT INTERNATIONAL N.V.
(Exact name of registrant as specified in its Charter)

Rotterdam Building
Aert van Nesstraat 45
3012 CA Rotterdam
The Netherlands
(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

ISPAT EUROPE GROUP S.A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The summary consolidated financial and other information, including the accounts of Ispat Europe Group SA and all its majority owned subsidiaries have been prepared in accordance with U.S. GAAP. Sales and cost of sales for the previous periods have been recast to give effect to the provisions of EITF 00-10 . All material inter-company balances and transactions have been eliminated. Total shipments of steel products include inter-company shipments.

The term 'ton' as used herein refers to short ton and the term 'tonne' used herein refers to metric tonne. All references to iron ore pellets, direct reduced iron ('DRI') and scrap are in tonnes, and all references to steel products are in tons. The term 'steel products' as used herein refers to semi-finished and finished steel products and excludes DRI.

All references to 'Ispat Germany' are collectively to Ispat Hamburger Stahlwerke GmbH ('IHSW'); Ispat Stahlwerk Ruhrort GmbH ('ISRG') and Ispat Walzdraht Hochfeld GmbH ('IWHG'), and all references to 'Ispat Unimetal Group' are to Ispat Unimetal S.A., Trefileurope and SMR.

Fourth Quarter 2001 compared to Fourth Quarter 2000

Sales: Sales decreased by 12% to Euro 311 million in the fourth quarter of 2001 from Euro 354 million in 2000, primarily due to lower shipments by 13% and marginally lower selling prices.

At Ispat Germany, sales decreased by 15% to Euro 177 million in fourth quarter 2001 from Euro 208 million in corresponding previous quarter 2000, primarily due to lower shipments by 9% and lower average selling prices by 6%. At Ispat Unimetal Group sales decreased by 16% to Euro 141 million in fourth quarter 2001 from Euro 168 million in corresponding previous quarter of 2000 primarily due to decrease in shipments by 19% and partly offset by higher average selling prices by 5% resulting mainly from better product mix.

Gross Profit: Gross profit (exclusive of depreciation) decreased by 32% to Euro 32 million in the fourth quarter of 2001 from Euro 47 million in the corresponding previous quarter of 2000 primarily due to lower shipments and lower selling prices as explained above and partly offset by lower cost by 2%. Gross profit, as a percentage of sales decreased to 10.3% in 2001 from 13.3% in 2000.

At Ispat Germany, gross margin decreased to 10.8% in fourth quarter of 2001 compared to 15.3% in 2000, primarily due to lower shipments and lower selling prices as explained above and partly offset by lower cost by 3%. At Ispat Unimetal Group, gross margin decreased to 9.1% in 2001 from 9.9% in 2000, primarily due to lower volume of shipments and partly offset by higher average selling prices as explained above and slightly higher cost.

Operating Income: Operating income decreased by 57% to Euro 10 million in the fourth quarter of 2001 from Euro 23 million in corresponding previous quarter of 2000 primarily due to lower gross profit as discussed above and partly offset by lower depreciation. As a percentage of sales, operating income decreased to 3.2% in 2001 from 6.5% in 2000.

At Ispat Germany, operating income as a percentage of sales decreased to 4.4% in 2001 from 8.7 % due to lower gross margin as discussed above and offset in part by lower depreciation. At Ispat Unimetal Group, operating income as a percentage of sales decreased to 0.9% in 2001 from 2.8% in 2000, due to lower gross margin as discussed above, and higher depreciation.

Financing Costs: Net interest expense in the fourth quarter of 2001 was Euro 5 million compared to Euro 2 million in corresponding previous quarter of 2000, primarily due to inclusion of interest expense on Senior Secured Notes.

Net Income: Net income decreased to Euro 6 million in the fourth quarter of 2001 from Euro 16 million in corresponding previous quarter of 2000 due to the foregoing reasons and offset by lower taxes in the current quarter.

Year ended 31 December 2001 compared to Year ended 31 December 2000

Sales: Sales decreased by 4% to Euro 1,283 million in the year ended 31 December 2001 from Euro 1,335 million in 2000, primarily due to lower shipments by 4% and partly offset by higher selling prices by 2%. Sales generated from the operations of ship and aircraft was discontinued from the second quarter of 2001.

At Ispat Germany, sales decreased by 5% to Euro 735 million in 2001 from Euro 773 million in 2000 primarily due to lower shipments by 5%. At Ispat Unimetal Group sales decreased by 2% to Euro 609 million in 2001 from Euro 620 million in 2000 primarily due to lower shipments by 4% and partly offset by higher average selling prices by 2%.

Gross Profit: Gross profit (exclusive of depreciation) decreased by 24% to Euro 136 million in the year ended 31 December 2001 from Euro 178 million in 2000 primarily due to higher costs resulting from increase in price of metallics, energy and other inputs and lower shipments, partly offset by higher average selling prices. Gross profit, as a percentage of sales decreased to 10.6% in 2001 from 13.3% in 2000.

At Ispat Germany, gross margin decreased to 10.4% in 2001 compared to 13.6% in 2000, primarily due to higher costs resulting from increase in price of metallics, energy and other inputs and lower shipments. At Ispat Unimetal Group, gross margin decreased to 9.8% in 2001 from 11.7% in 2000, primarily due to higher costs, resulting from higher input prices and lower shipments, partly offset by higher average selling prices.

Operating Income: Operating income decreased by 51% to Euro 43 million in 2001 from Euro 88 million in 2000 primarily due to lower gross profit as discussed above and increase in depreciation charge as a result of write down in the value of certain e-commerce assets and partly offset by marginal reduction in SG&A expenses. As a percentage of sales, operating income decreased to 3.4% in 2001 from 6.6% in 2000.

At Ispat Germany, operating income as a percentage of sales decreased to 4.3% in 2001 from 7.4% due to lower gross margin as discussed above and higher SG&A expenses, offset in part by lower depreciation. At Ispat Unimetal Group, operating income as a percentage of sales decreased to 2.6% in 2001 from 4.2% in 2000 due to lower gross margin as discussed above and partly offset by decrease in SG&A expenses and lower depreciation.

Financing Costs: Net interest expense in the year ended 31 December 2001 was Euro 19 million compared to Euro 9 million in 2000, primarily due to interest expense on Senior Secured Notes.

Net Income: Net income decreased to Euro 22 million in 2001 from Euro 67 million in 2000 due to the foregoing reasons.

SUMMARISED CONSOLIDATED BALANCE SHEETS UNDER U.S. GAAP

ASSETS (In millions of Euros)	As at December 31, 2001 (Unaudited)	As at December 31, 2000 (Audited)
Current assets:		
Cash and cash equivalents, including short term investments	24	17
Trade accounts receivable- net	163	237
Receivable from affiliates	11	26
Inventories	189	194
Other current assets	33	13
Total current assets	420	487
Property, plant and equipment – net	185	233
Investments	--	22
Investments in affiliates	9	8
Other assets	26	20
Total assets	640	770
LIABILITIES & SHAREHOLDERS' EQUITY		
Current liabilities:		
Payable to banks	35	69
Current portion of long-term debt	4	12
Trade accounts payable, accrued expenses and other current Liabilities	279	287
Due to affiliates	8	62
Total current liabilities	326	430
Long-term debt	136	35
Long-term debt to affiliates	7	8
Other long-term obligations	103	122
Total liabilities	572	595
Shareholders' equity	68	175
Total liabilities and shareholders' equity	640	770

SUMMARY CONSOLIDATED FINANCIAL
&
OTHER INFORMATION UNDER U.S. GAAP

In millions of Euros, except for operational data	For the fourth quarter ended Dec 31,		For the year ended Dec. 31,	
	2001 Unaudited	2000 Audited	2001 Unaudited	2000 Audited
Sales	311	354	1,283	1,335
Cost of sales(exclusive of depreciation)	279	307	1,147	1,157
Gross Profit	32	47	136	178
Depreciation *	3	5	21	17
Selling, general and administrative	19	19	72	73
Operating income	10	23	43	88
Operating Margin	3.2%	6.5%	3.4%	6.6%
Other income / (expense)	1	(1)	2	1
Net interest (expense)	(5)	(2)	(19)	(9)
Income before taxes	6	20	26	80
Income tax (expense)/benefit	-	(4)	(4)	(13)
Net income	6	16	22	67
Other Data				
EBITDA	14	27	66	106
EBITDA Margin	4.5%	7.6%	5.1%	7.9%
Total shipments of steel products (thousands of tons)	948	1,086	3,924	4,106

* Includes Euro 9 towards write down in the value of e-commerce assets for the year 2001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 27, 2002

ISPAT INTERNATIONAL N.V.

By__________________________

Bhikam C. Agarwal

Chief Financial Officer